Exhibit 99.1

Sun Life Announces Leadership Changes for Sun Life Canada

TORONTO, Sept. 11, 2024 /CNW/ - Kevin Strain, President and Chief Executive Officer of Sun Life is pleased to announce leadership changes to Sun Life Canada that will continue to drive the company's strong momentum. Jacques Goulet is assuming a new role as Executive Chair, Sun Life Canada and Jessica Tan will succeed him as President, Sun Life Canada. These changes are effective September 30, 2024.

In his new role, Mr. Goulet will support a smooth leadership transition and help deliver on key elements of our enterprise strategy. Mr. Goulet will also continue as the Chair of the Board of Directors for Dialogue, Sun Life Canada's leading virtual care business, and in his leadership role as Chair of the Board for the Canadian Life & Health Insurance Association.

Since joining Sun Life in 2018, Mr. Goulet has led the organization through significant growth and transformation. He is a purpose-driven leader focused on delivering innovation within the business and industry. In his time as President of Sun Life Canada, he has focused on helping Clients to achieve lifetime financial security and live healthier lives through initiatives that include the creation of a Client Experience Office, launch of Sun Life Health, and the launches of Sun Life One Plan and Prospr by Sun Life. Mr. Goulet has a passion for mental health which is evident both through his activism in the business community to make mental health a priority in the workplace and his commitment to improving access to mental health care in Canada.

Ms. Tan brings extensive global experience in insurance and digital innovation to Sun Life Canada. She has spent her career in leadership roles across financial services and is widely recognized for her thought leadership and execution in digital transformation and health. Most recently, Ms. Tan was co-CEO of one of Asia's largest insurers, where she was also previously the Group COO and CIO. Prior to that Ms. Tan was a partner at McKinsey where she worked in over 13 countries. She holds a Master of Engineering and Computer Science from MIT.

"Jacques has built a culture at Sun Life that fosters creativity and challenges the team to go even further while leveraging an owner's mindset. His leadership has resulted in Sun Life delivering positive and sustainable impact in Canadians' lives. I look forward to working with him closely in his new role," said Kevin Strain, President and CEO, Sun Life. "I am excited to have Jessica join Sun Life's Executive Team and lead the Sun Life Canada business. Jessica brings unique skills and capabilities to Sun Life and most importantly, she is a great fit for our culture with a proven track record of having a Client-focused mindset."

Ms. Tan is an active member of the global business community and has been recognized as one of Forbes' The World's 100 Most Powerful Women since 2019 and held a Top 5 ranking on Fortune's Most Powerful Women for five consecutive years, 2019 – 2023. She sits on several global boards and advisory committees. Ms. Tan is passionate about healthcare and elderly home care, and has volunteered with the Singapore public healthcare ecosystem to help accelerate the use of technology and online healthcare services, as well as how to provide an integrated wellness, medical and social services at scale for the elderly living at home in the community.

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2024, Sun Life had total assets under management of $1.46 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Media Relations Contact:
Jolene Sonshine
Associate Vice-President, Corporate Communications
T. 647-406-7763
jolene.sonshine@sunlife.com

Investor Relations Contact:
David Garg
SVP, Capital Management and Investor Relations
T. 416-408-8649
investor_relations@sunlife.com

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SOURCE Sun Life Financial Inc.

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%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 08:00e 11-SEP-24